                         UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION

                    Washington, D. C. 20549

          ____________________________________________

                        Amendment No. 1
                               to
                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934



                          QCB BANCORP
                        (Name of Issuer)


                   Common Stock, No Par Value
                 (Title of Class of Securities)


                        (Not Available)
                         (CUSIP Number)

Allen H. Blake                      Leonard J. Essig, Esq.
Senior Vice President            Lewis, Rice & Fingersh, L.C.
First Banks, Inc.                500 North Broadway, Suite 2000
135 North Meramec                 St. Louis, Missouri 63102
Clayton, Missouri 63105                 (314) 444-7600
(314) 854-4600

             (Name, Address and Telephone Number of
             Persons Authorized to Receive Notices
                      and Communications)


                        November 30, 1995
                 (Date of Event Which Requires
                   Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
[ ].

     Check the following box if a fee is being paid with the
statement [X].
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                                 SCHEDULE 13D
CUSIP NO. (Not Available)                 Page   2 of 4 Pages



      NAME OF REPORTING PERSON
1     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      FIRST BANKS, INC.
      43-117-5538
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) o
2                                                                       (b) x


      SEC USE ONLY
3


      SOURCE OF FUNDS
4
      BK, OO (General Corporate Funds of Reporting Person)
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
5     ITEMS 2(d) or 2(e)                                                    o


      CITIZENSHIP OR PLACE OF ORGANIZATION
6
      MISSOURI, U.S.A.
                    SOLE VOTING POWER
NUMBER OF     7
                    48,000,000 (See discussion at Items 4 and 5 hereof.)
SHARES

BENEFICIALLY

OWNED BY

EACH

REPORTING

PERSON

WITH
                    SHARED VOTING POWER
              8
                    0
                    SOLE DISPOSITIVE POWER
              9
                    48,000,000 (See discussion at Items 4 and 5 hereof.) SHARED DISPOSITIVE POWER
              10
                    0
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      48,000,000 (See discussion at Items 4 and 5 hereof.)
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                          "
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      96.6%
      TYPE OF REPORTING PERSON
14
      HC, CO
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                Item 4.  Purpose of Transaction


     On July 21, 1995, First Banks, Inc., a Missouri corporation ("First Banks") purchased from QCB Bancorp, a California corporation ("Company"), pursuant to a Debenture Purchase and Operating Agreement (the "Agreement"), dated March 21, 1995 between First Banks and Company, a debenture (the "Debenture"), in the original principal amount of $5,528,082. First Banks subsequently transferred the Debenture to its wholly owned subsidiary, CCB Bancorp, Inc. ("CCB"). The Debenture, together with any accrued but unpaid interest thereon, is convertible into shares of the common stock, no par value per share, of Company ("Company Common Stock") at any time after its issuance at the sole discretion of First Banks. The initial conversion price of the Debenture was $1.10 per share, based on the September 30, 1994 book value of Company of $2.03 per share. This conversion price adjusts proportionately to the extent that the book value of the Company Common Stock declines below $2.03 per share. As of September 30, 1995, the book value of Company was ($0.28) per share. In light of this negative book value per share, First Banks and Company agreed to set the conversion price at $0.05 per share. On November 30, 1995, CCB converted $2.4 million of principal and accrued interest on the Debenture, at the conversion price of $0.05 per share, into 48.0 million shares of Company Common Stock, resulting in First Banks and CCB owning 96.6% of the issued and outstanding shares of Company Common Stock.

     First Banks and CCB have determined to cause the mergers of Company with and into CCB and of Queen City Bank, N.A., the wholly owned subsidiary of Company, with and into First Bank & Trust, a wholly owned subsidiary of CCB. In the merger of Company with and into CCB, it is anticipated that the shares of Company Common Stock held by persons other than CCB will be converted into the right to receive cash in the amount of $0.06 per share. These mergers, which are subject to regulatory approval, are anticipated to be completed in the first quarter of 1996.


         Item 5.  Interest in Securities of the Issuer

     (a) As discussed above, First Banks, through its wholly owned subsidiary, CCB, owns of record 48,000,000 shares of Company Common Stock, representing approximately
96.6% of the issued and outstanding shares of such stock.
In addition, CCB continues to hold the unconverted portion of the Debenture, with a principal amount of $3,329,516.43.
Company does not have a sufficient number of authorized but unissued shares of Company Common Stock to permit the conversion of a material amount of the remaining, unconverted portion of the Debenture.

     (b) First Banks, through CCB, has the sole power to vote and dispose of all of the shares beneficially owned by it.

     (c)  All transactions in the shares of the Company
Common Stock effected by First Banks during the past sixty
(60) days are described in the responses to Items 4 and 5(a), above.

     (d-e)  Not Applicable.
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                           Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                         FIRST BANKS, INC.



                         By: /s/Laurence J. Brost
                         Name:Laurence J. Brost
                         Title:Vice President/Controller

Date:  December  8, 1995